Exhibit 21.1

Subsidiaries of the Company

Entity Name	State/Country of Incorporation

TranSwitch Asia PTE Ltd.	Singapore
TranSwitch Asia Ltd.	Hong Kong
TranSwitch Europe N.V./S.A.	Belgium
TranSwitch India Private Limited	India
TranSwitch International Corp.	Delaware
TranSwitch Silicon Valley, Inc.	California
TranSwitch (Israel) Ltd	Israel
TX Holdings Inc.	Delaware
Mysticom, Inc.	Delaware
Centillium Communications, Inc.	Delaware
VEngines, Inc.	Delaware
Centillium Communications International, Inc.	Delaware
Centillium Communications Limited	United Kingdom
Centillium Communications SARL	France
TranSwitch Japan KK	Japan
Centillium Communications, Shanghai	China